Financial statements and Summary of Events

as of June 30th, 2004 and 2003

together with Auditor’s report

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 (“MD&A”) (1

() Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 5, 6 and 8.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company’s unaudited interim consolidated financial statements as of June 30, 2004 and 2003, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.b), c) and h) to the unaudited interim consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and the Ente Nacional Regulador del Gas (the Argentine National Gas Regulatory Agency or “ENARGAS”).

The Company’s unaudited interim consolidated financial statements ended June 30, 2004, 2003 and 2002 have been subjected to limited reviews performed by Price Waterhouse & Co, Buenos Aires, Argentina (“Price”), independent auditors. With respect to the periods ended June 30, 2001 and 2000, the Company’s unaudited interim consolidated financial statements have been subjected to limited reviews performed by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The unaudited interim consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these unaudited interim consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR. No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The effect that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, net assets as of June 30, 2004 would have decreased by Ps. 74 million, net income for the six-month period ended June 30, 2003 would have decreased by Ps. 92 million and the impact on the result for the same period of 2004 would not be material.

Accounting for devaluation effects:

In accordance with resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

New accounting standards:

On December 21, 2001, the CPCECABA approved new accounting standards (TR 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting standards have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting standards and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting standards with certain amendments effective January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

2. Results of Operations

The following table presents a summary of the unaudited interim consolidated results of operations for the six-month periods ended June 30, 2004 and 2003:

	2004	2003	Variation
	(In millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Cost of sales Operating costs Depreciation and amortization	479.7 214.4 239.5 25.8	438.5 209.5 207.7 21.3	41.2 4.9 31.8 4.5
	(226.8) (133.6) (93.2)	(223.6) (131.9) (91.7)	(3.2) (1.7) (1.5)
Gross profit	252.9	214.9	38.0
Administrative and selling expenses	(30.8)	(30.1)	(0.7)
Operating income	222.1	184.8	37.3
Other expenses, net	(1.4)	(1.3)	(0.1)
Equity in (losses) / earnings of affiliates	(0.2)	3.7	(3.9)
Net financial expense	(160.2)	(9.1)	(151.1)
Income tax (expense) / benefit	(12.5)	135.9	(148.4)
Net income for the period	47.8	314.0	(266.2)

Overview

For the six-month period ended June 30, 2004 the Company has reported a net income of Ps. 47.8 million, in contrast to the Ps. 314.0 million reported in the same period of 2003. This decrease basically reflects the positive effect in 2003 of the application of the deferred tax method as a consequence of the new accounting rules - effective January 1, 2003 - as well as a higher impact in the first semester of 2003 of the decrease of the exchange rate on TGS’s outstanding dollar-denominated indebtedness. Both effects were partially offset by higher revenues related to NGL production and commercialization during the six-month period ended June 30, 2004.

Net Revenues

Gas transportation

Gas transportation service represented approximately 45% and 48% of total net revenues earned during the six-month periods ended June 30, 2004 and 2003, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the six-month period ended June 30, 2004 increased by 2.3% as compared to the same period of 2003. Gas transportation revenues increased mainly due to higher revenues from interruptible services and the effect of new firm transportation contracts that became effective as from May 2004.

Higher firm contracted capacity is the consequence of the result of the open biddings that TGS conducted in March 2004. The additional firm contracted capacity is approximately 3.6 MMm3/d (127.1 MMcf/d) and is related to available capacity from the gas pipelines plus additional capacity obtained from enhancement works made on the pipeline system during the first months of 2004. Most of these new contracts became effective as from May 2004. It is estimated that annual revenues from these contracts will be approximately Ps. 10 million (based on current tariffs).

Since there has been an arrest in pipeline expansions over the last years (as a consequence of the tariffs’ “pesification” and the fact that the renegotiation process of the transportation license is still pending) and due to a rising demand of natural gas in certain segments of the Argentine economy; the Argentine Government through the Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities, has decided to constitute a trust fund with the objective of financing infrastructure works in gas transportation.

In June 2004, TGS submitted to the Federal Energy Bureau a project for an expansion of 2.9 MMm3/d (102.4 MMcf/d) of the San Martín pipeline transportation capacity. The expansion involves the construction of approximately 500 km (310.7 miles) of looping pipeline and the increase of the compressor capacity by 27,700 HP through the construction of a compressor plant and the revamping of some compressor units. The Company estimates that the total cost of the expansion will amount to approximately US$ 226 million and the works are scheduled to be completed by mid 2005. TGS launched an open bidding in order to receive offerings for the subscription of the 2.9 MMm3/d (102.4 MMcf/d) transportation capacity. As of the date of this unaudited interim consolidated financial statements, no detailed structure for the financing of the expansion has been determined. TGS expects that it will be required to invest in this expansion, together with the government and other parties.

Revenues related to the interruptible transport service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 6 to unaudited interim consolidated financial statements as of June 30, 2004).

NGL production and commercialization

As opposed to the gas transportation segment, the Natural Gas Liquid (“NGL”) production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 50% and 47% of TGS’s total net revenues during the six-month periods ended June 30, 2004 and 2003, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production to NGL marketers and refineries in the local market and part of the production is exported to Petrobras at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur at agreed prices.

NGL Production and Commercialization revenues increased by Ps. 31.8 million in the six-month period ended June 30, 2004 as compared to the same period in 2003, as a consequence of a higher volume of sales (approximately 14%) and, to a lesser extent, an increase in international prices.

Other services

Other services segment is not subject to regulations by ENARGAS.

This segment includes midstream and telecommunications services. Midstream services include gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by TGS or through its subsidiaries Gas Link S.A. and Transportes y Servicios de Gas en Uruguay S.A.

Other services revenues, which include revenues derived from telecommunication services rendered by the controlled company TELCOSUR S.A. increased by Ps. 4.5 million in 2004 first six-month period as compared to the first six-month period of 2003, mainly due to higher revenues related to midstream, construction and telecommunication services together with the effect of tariffs increases resulting from the renegotiation of some telecommunication agreements.

Cost of Sales and Administrative and Selling Expenses

Cost of Sales and administrative and selling expenses for the six-month period ended June 30, 2004 increased by approximately Ps. 3.9 million as compared to same period in 2003. This variation derives mainly from higher operation and maintenance costs in the gas transportation service and the increase in direct costs related to the NGL production and commercialization segment caused by an increase in production.

Net Financial Expense

Net financial expense for the six-month period ended June 30, 2004 increased by Ps. 151.1 million as compared to the same period in 2003. The breakdown of net financial expense is as follows:

	2004	2003
Generated by assets

Interest income and others	(4.3)	11.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	14.3	(68.3)
Total	10.0	(62.3)

Generated by liabilities

Interest expense	(127.3)	(112.8)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(32.7)	184.6
Amortization of intangible assets	(3.3)	(6.2)
Other expenses and financial charges	(6.9)	(13.9)
Total	(170.2)	53.2

#

This negative variation arises from a greater fall of the foreign exchange rate in the first semester of 2003 as compared to the same period of 2004, which generated a foreign exchange gain related primarily to the US dollar-denominated financial debt obligations which partially offset by a reduction in the capitalization of the foreign exchange loss.

Income Tax

In the six-month period ended June 30, 2004, TGS reported a Ps. 12.5 million income tax expense, which compared to the Ps. 135.9 million gain reported in the same period of 2003 represents a decrease of Ps 148.4 million. This variation derives from the decrease in deferred tax liabilities in the first semester of 2003 due to the reduction of  part of the capitalized exchange loss.

3. Liquidity

The Company’s primary sources and uses of cash and cash equivalents during the six-month periods ended June 30, 2004 and 2003, are shown in the table below:

	2004	2003	Variation
	(in millions of pesos)
Cash flows provided by operating activities	286.5	193.1	93.4
Cash flows used in investing activities	(40.2)	(31.6)	(8.6)
Cash flows provided by / (used in) financing activities	8.0	(1.6)	9.6
Net increase in cash and cash equivalents	254.3	159.9	94.4

Cash flows provided by operations during the six-month period ended June 30, 2004 were 286.5 million, which represents an increase of Ps. 93.4 million as compared to the period of 2003. This increase is basically due to the fact that TGS did not pay neither principal nor interest during the first semester of 2004 as a consequence of the Company’s decision to postpone the principal and interest payment as from May 14, 2003. Additionally TGS obtained higher revenues in the NGL production and commercialization segment. Such funds together with those generated by financing activities were applied as follows: (i) Ps 40.2 million to investment activities and (ii) Ps. 254.3 million to cash and cash equivalents increases.

#

4. SECOND QUARTER 2004 VS. SECOND QUARTER 2003

The following table presents a summary of the unaudited interim consolidated results of operations for the second quarters ended June 30, 2004 and 2003:

	2004	2003	Variation
	(In millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Cost of sales Operating costs Depreciation and amortization	234.6 108.4 109.7 16.5	218.1 105.3 101.1 11.7	16.5 3.1 8.6 4.8
	(113.4) (66.7) (46.7)	(113.6) (68.8) (44.8)	0.2 2.1 (1.9)
Gross profit	121.2	104.5	16.7
Administrative and selling expenses	(16.0)	(13.9)	(2.1)
Operating income	105.2	90.6	14.6
Other (expenses) / income, net	(1.6)	1.3	(2.9)
Equity in earnings of affiliates	0.7	2.1	(1.4)
Net financial expense	(148.8)	(39.1)	(109.7)
Income tax (expense) / benefit	(8.1)	41.5	(49.6)
Net (loss) / income for the period	(52.6)	96.4	(149.0)

Total net revenues for the second quarter of 2004 increased by 7.6%. Gas transportation revenue for the second quarter of 2004 presented a Ps 3.1 million increase over the second quarter of 2003. This increase was due basically to higher firm (new contracts effective as from May 2004) and interruptible transportation service sales. NGL production and commercialization revenues for the second quarter of 2004 showed a Ps. 8.6 million increase over the second quarter of 2003. This increase is the result of a rise in the international reference prices and a slight increase in the sold volumes. Other services revenues for the second quarter of 2004 displayed a Ps. 4.8 increase, as a consequence of higher midstream, telecommunication and construction services rendered in the second quarter of 2004, due to the coming into effect of new agreements.

Cost of sales and administrative and selling expenses for the second quarter of 2004 totaled Ps. 129.4 million, a Ps. 1.9 million increase compared to the second quarter of 2003. This rise is basically attributable to increases in: (i) depreciation expenses; (ii) NGL production costs due to greater natural gas consumption and (iii) tax on exports from 5% to 20% as from May 2004. These effects were partially offset by lower operation and maintenance costs associated with the natural gas transportation service.

For the second quarter of 2004, TGS reported net financial expense amounting to Ps. 148.8 million compared to a loss of Ps. 39.1 million in the same quarter in 2003. The negative variation in Ps. 109.7 million was principally due to the increase in the exchange rate in the second quarter of 2004 (approximately 10 cents of Argentine Peso per US dollar) and, on the other hand, for the Argentine peso appreciation in the same quarter of 2003 for 20 cents of Argentine peso, partially offset by the reduction in the capitalization of the foreign exchange loss.

For the second quarter of 2004, TGS reported a Ps. 8.1 million income tax expense which was basically caused by the charge corresponding to the deferral of the foreign exchange loss, as provided by the Economic Emergency law and Decree No. 2,568/02. The loss reported for the second quarter of 2004 compares to a Ps. 41.5 million gain for the same quarter of 2003, reflecting a decline in the deferred tax liability generated by a reduction in the capitalization of the foreign exchange loss.

#

5. CONSOLIDATED BALANCE SHEET SUMMARY

Summary of the unaudited interim consolidated balance sheet information as of June 30, 2004, 2003, 2002, 2001 and 2000.

	(in thousands of Argentine pesos as described in Note 2.c. to the unaudited interim consolidated financial statements)
	2004	2003	2002	2001 (1)	2000 (1)
Current assets	1,062,868	530,308	364,458	189,496	213,774
Non-current assets	4,590,968	4,668,861	6,114,751	4,770,053	4,397,804
Total	5,653,836	5,199,169	6,479,209	4,959,549	4,611,578

Current liabilities	3,529,408	3,103,921	2,289,216	436,437	607,267
Non-current liabilities	17,989	8,746	2,323,039	2,077,932	1,660,899
Sub Total	3,547,397	3,112,667	4,612,255	2,514,369	2,268,166
Shareholders’ equity	2,106,439	2,086,502	1,866,954	2,445,180	2,343,412
Total	5,653,836	5,199,169	6,479,209	4,959,549	4,611,578

(1) Do not include the impact of the application of the deferred income tax.

6. UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME SUMMARY

Summary of the unaudited interim consolidated statements of income information for the periods ended June 30, 2004, 2003, 2002, 2001 and 2000.

	(in thousands of Argentine pesos as described in Note 2.c. to the unaudited interim consolidated financial statements)
	2004	2003	2002	2001 (1)	2000 (1)
Operating income	222,083	184,808	253,637	338,327	317,118
Other expenses, net	(1,340)	(1,255)	(1,932)	(2,598)	(5,687)
Equity in (losses) / earnings of affiliates	(229)	3,657	1,863	-	-
Net financial expense…	(160,211)	(9,132)	(799,431)	(96,758)	(105,149)
Net income / (loss) before income tax	60,303	178,078	(545,863)	238,971	206,282
Income tax (expense) / benefit	(12,536)	135,926	31,917	(86,437)	(72,221)
Net income / (loss) for the period	47,767	314,004	(513,946)	152,534	134,061

(1) Do not include the impact of the application of the deferred income tax.

7. STATISTICAL DATA (PHYSICAL UNITS)

	First semester ended June 30,					Second quarter ended June 30,
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	62,754	61,485	61,545	59,287	57,503	63,716	61,633	61,504	60,379	57,827
Average daily deliveries (thousands of m³/d)	60,518	54,237	48,783	47,344	49,437	65,927	62,741	56,094	51,372	55,071

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	183,281	170,453	166,270	133,400	162,858	86,783	83,795	89,602	55,841	90,036
Propane and butane (mt)	264,485	236,809	250,981	213,671	300,793	119,625	126,970	139,115	107,703	146,002
Natural Gasoline (mt)	54,630	45,513	47,075	40,501	56,272	24,283	25,120	26,900	20,295	28,287
* Local market sales (a)
Ethane (mt)	183,281	170,453	166,270	133,400	162,858	86,783	83,795	89,602	55,841	90,036
Propane and butane (mt)	146,157	128,886	127,154	147,150	228,466	96,245	71,677	82,412	71,571	119,112
Natural Gasoline (mt)	6,128	5,303	7,808	13,684	22,531	3,425	3,065	4,939	5,272	11,615
* Exports (a)
Propane an butane (mt)	132,094	110,508	118,655	40,341	70,182	41,678	58,075	58,574	18,320	20,933
Natural Gasoline (mt)	48,016	37,980	38,193	28,028	36,855	18,030	23,607	26,324	11,889	14,811

(a)  Include natural gas processed on behalf of third parties.

8. COMPARATIVE RATIOS

	As of June 30,
	2004	2003	2002	2001	2000
Liquidity (a)	0.30	0.17	0.16	0.43	0.35
Shareholders’ equity to total liabilities	0.59	0.67	0.40	0.97	1.03
Non-current assets to total assets	0.81	0.90	0.94	0.96	0.95

(a) Current assets to current liabilities

9. OTHER INFORMATION

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2004	2003	2002	2001	2000
January	3.16	1.06	1.78	1.57	1.58
February	3.06	1.29	1.20	1.44	1.83
March	3.08	1.22	1.05	1.52	1.69
April	2.54	1.66	0.82	1.40	1.63
May	2.38	1.63	0.64	1.41	1.55
June	2.37	1.77	0.51	1.38	1.80
July		1.76	0.61	1.26	1.64
August		1.67	0.95	1.32	1.48
September		1.87	0.94	1.12	1.50
October		1.88	1.10	0.89	1.75
November		2.18	1.27	0.98	1.45
December		2.65	1.10	1.30	1.40

10. OUTLOOK

For the rest of the year, TGS still faces two major challenges: (i) the restructuring of its financial indebtedness and (ii) the recomposition of its tariffs.

TGS expects to conclude the restructuring of its indebtedness to align it to fit its payment capacity and to obtain a capital structure sustainable in time and compatible with the Company’s business strategy.

With regard to the tariff situation, based on the program defined by the UNIREN, and trusting the Executive Branch is aware of the situations that gas industry companies are undergoing, TGS expects that in 2004  the renegotiation of the regulatory framework applicable to the gas transportation regulated segment will be achieved. The renegotiation comprises both tariff adjustment and adjustment methodology, in order to obtain a tariff that allows to recover operating and financial costs, maintenance investments, and a reasonable rate of return for the shareholders.  Given the present (and near future) lack of access to credits, it is necessary to define with the Government the financing methodology of the investments destined to meet a higher demand of natural gas.

Buenos Aires, August 5, 2004.

Eduardo Ojea Quintana

Vicepresident

Interim Board of Directors’ President

#

#

#

#

	2004	2003
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income	47,767	314,004
Reconciliation of net income to cash flows provided by operating activities		
Depreciation of property, plant and equipment	90,170	89,931
Amortization of intangible assets	8,607	11,325
Write off of Property, plant and equipment retired	7,328	14,202
Write off of intangible assets retired	-	3,485
Decrease in allowances and provisions	(8,479)	(12,694)
Equity in losses / (earnings) of affiliates	229	(3,657)
Interest expense	127,297	112,817
Income tax (expense)/ benefit	12,536	(135,926)
Exchange rate and others net financial results	41,735	(173,072)
Changes in assets and liabilities:		
Trade receivables	(5,240)	33,612
Other receivables	(24,399)	(10,899)
Inventories	477	1,674
Accounts payable	4,023	(2,766)
Payroll and social security taxes payable	(2,325)	575
Taxes payable	16,835	2,700
Other liabilities	(11,112)	6,422
Others	(6,139)	(4,861)
Interest paid	-	(51,785)
Income or asset tax paid	(12,805)	(2,032)
Cash provided by operating activities	286,505	193,055
CASH FLOWS USED IN INVESTING ACTIVITIES		
Capital contributions in affiliated company	-	(571)
Purchases of property, plant and equipment	(40,159)	(31,032)
Cash used in investing activities	(40,159)	(31,603)
CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES		
Advance payment from clients	8,002	-
Payment of loans	-	(1,557)
Cash provided by / (used in) financing activities	8,002	(1,557)
NET INCREASE IN CASH AND CASH EQUIVALENTS	254,348	159,895
Cash and cash equivalents at the beginning of the year	672,222	204,135
Cash and cash equivalents at the end of the period	926,570	364,030

The accompanying notes are integral parts of these unaudited interim consolidated financial statements.
For supplemental cash flow information see Note 4.

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A. (formerly Pecom Energía  S.A.) (“Petrobras Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS’s common stock.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA.  In the first stage, Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and Petrobras holding will transfer their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron holding.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b), c) and h) in the present note) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These unaudited interim consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The unaudited interim consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. (“TELCOSUR”)  which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of June 30, 2004 and 2003 and December 31, 2003 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

TELCOSUR S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for the six-month periods ended June 30, 2004 and 2003, unaudited financial statements of TELCOSUR as of those dates have been used. For the year ended December 31, 2003, audited financial statements have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowances for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could materially differ from such estimates.

Such estimates and assumptions include the financial impact on the unaudited interim consolidated financial statements of the Company as of June 30, 2004 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets and tax loss carryforwards accumulated at period end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant. Therefore, the Company’s unaudited interim consolidated financial statements may not include all adjustments that could result from, or otherwise reflect, the  impact of these conditions. Furthermore, at the time of the issuance of these unaudited interim consolidated financial statements it is not possible to foresee the future development of the country’s economy, the results of the License renegotiation (see Note 6) or the Company’s global debt restructuring process (see Note 5), nor their consequences on the Company’s financial condition and the results of its operations. Consequently, any decision taken on the basis of these unaudited interim consolidated financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company’s unaudited interim consolidated financial statements must be read in the light of these uncertain circumstances.

Interim consolidated financial statements for the six-month periods ended June 30, 2004 and 2003 are unaudited. The unaudited interim consolidated financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for six-month periods ended June 30, 2004 and 2003 do not necessarily reflect the portion of the Company’s result for the complete fiscal year. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of results that may be expected for any future periods.

b)

New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (Technical Resolutions (“TR”) 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting rules with certain amendments effective January 1, 2003.

Additionally, the CPCECABA approved TR No. 21 “Equity method- consolidation of financial statements- information to be disclosed on related companies” through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments became effective for fiscal years starting as from April 1, 2003. However, the Company has not applied this resolution because the CNV determined that this resolution would become effective for fiscal years starting as from April 1, 2004.

The principal amendments introduced by the new accounting rules which have impacted TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

The cumulative effect of the adoption of these new valuation and disclosure criteria on shareholders´equity at December 31, 2002, totaled  Ps. 5,522, related to the application of the deferred tax method.

c)

Presentation of consolidated financial statements in constant Argentine pesos

The unaudited interim consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these unaudited interim consolidated financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003 the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical pesos. As a consequence and in accordance with Resolution No. 441, issued by CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, net assets as of June 30, 2004 would have decreased by Ps. 74 million, net income for the six-month period ended June 30, 2003 would have decreased by Ps. 92 million and the impact on the result for the same period of 2004 wouldn’t be material.

d)

Short term receivables and liabilities in currency

Short term receivables and liabilities, including accrued interest if applicable at the end of each period / year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each period / year. The carrying value of inventories does not exceed its recoverable value.

g)

Investments

Overnight accounts are valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Exhibit D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets.  The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value.

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“LINK”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its unaudited interim consolidated financial statements. As of June 30, 2004 and December 31, 2003, the investment in LINK has been adjusted by Ps.5,975 and Ps. 6,085, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP.

The Company considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. (“TGU”, formerly Isonil S.A.) to be a “non-integrated subsidiary”. Consequently, TGU’s assets, liabilities and results of operations have been translated into Argentine pesos using the exchange rate in effect at period/year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

h)

Long term receivables and liabilities in currency

As required by the CPCECABA, long term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of initial measurement. However, Resolution MD 32/02 of the CPCECABA permits the use of the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules), net of valuation allowances for non-recoverable tax loss carryforwards.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They are valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready for their intended use. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs are expensed as incurred.

- Depreciation: The Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

•

Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the ENARGAS requirements in the mentioned resolutions and in order to maintain the straight-line method of depreciation, the Company changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the gas transportation service.

•

Assets allocated to NGL production and commercialization: While the Company maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

•

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the period in which such retirement occurs.

•

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

j)

Intangible assets

Intangible assets are valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization. The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of licenses.  The costs of hedging interest rates are deferred over the related loans’ term.  Arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

k)

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. Currently, TGS has one interest rate cap agreement outstanding (see Note 5 for details about the Company’s derivative instrument activity). As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

#

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item and included in “Net Financial Expense”. In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated with derivative financial instruments have been valued at their fair value. Liabilities associated with derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle have been recognized in results of operations of the period.

l)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these unaudited interim consolidated financial statements.

Income tax (expense) / benefit for the six-month periods ended June 30, 2004 and 2003 consist of the following:

	2004	2003
Estimated current (income tax expense) / tax loss carryforward	(364)	153
Deferred income tax expense	(45,380)	(71,763)
Change in valuation allowance	33,208	207,536
Income tax (expense) / benefit	(12,536)	135,926

The components of the net deferred tax asset as of June 30, 2004 and December 31, 2003, are the following:

	June 30, 2004	December 31, 2003
Non current deferred tax assets and liabilites
Trade receivables	(530)	(428)
Other receivables	7,867	801
Investments	-	4,581
Property, plant and equipment, net	(86,410)	(87,316)
Intangible assets, net	(2,474)	(3,373)
Accounts payable	799	40
Taxes payable	121	121
Other liabilities	9,389	11,414
Exchange difference (1)	72,502	87,003
Tax loss carryforwards	403,817	437,618
Valuation allowance	(301,117)	(334,325)
Net deferred tax asset	103,964	116,136

(1) Corresponds to the negative results caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years between 2002 and 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax (expense) / benefit for the six-month periods ended June 30, 2004 and 2003 as follows:

	2004	2003
Pre-tax income	60,303	178,078
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(21,106)	(62,327)
Permanent differences at statutory income tax rate
- Inflation adjustment	(18,763)	(12,315)
- Equity in earnings of affiliates	(50)	1,280
- Change in valuation allowance	33,208	207,536
- Others	(5,825)	1,752
Total net income tax (expense) / benefit	(12,536)	135,926

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	1,235,603	2007
Utilization in 2004	(81,839)
Accumulated tax loss carryforward	1,153,764

(1)

Remaining after the presentation of the tax return form for the fiscal year 2003

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. As of June 30, 2004 and December 31, 2003, based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at June 30, 2004 and December 31, 2003, the Company has recognized a valuation allowance of Ps. 301,117 and Ps. 334,325 million against its deferred tax assets, respectively.

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years, and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

n)

Allowances and provision for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the unaudited interim consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust each periods’ closing balance of the tax loss carryforward, which based on the income projections, will be utilized until its prescription.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from its restatements has been disclosed in the account “Cumulative inflation adjustment to common stock”.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of the inflation as described in Note 2.c).

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the six-month periods ended June 30, 2004 and 2003 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by the its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial results and income tax (expense) / benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the six- month period ended June 30, 2004	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	214,444	239,464	25,843	-	479,751
Operating income (loss)	98,661	134,486	4,841	(15,905)	222,083
Depreciation of property, plant and equipment	66,739	14,066	7,133	2,232	90,170
Additions to property, plant and equipment (includes work in progress)	27,572	3,865	3,994	443	35,874
Identifiable assets	3,964,146	463,281	222,050	1,004,359	5,653,836
Identifiable liabilities	44,465	34,406	5,853	3,462,673	3,547,397

As of and for the six- month period ended June 30, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	209,549	207,678	21,334	-	438,561
Operating income (loss)	89,352	110,093	2,354	(16,991)	184,808
Depreciation of property, plant and equipment	67,600	12,597	6,370	3,364	89,931
Additions to property, plant and equipment (include work in progress)	10,310	2,254	2,438	1,330	16,332
As of December 31, 2003
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Concentration of credit at June 30, 2004 and December 31, 2003 and principal customers net revenues from gas transportation for the six-month periods ended June 30, 2004 and  2003 are as follows:

	Trade receivables as of		Net revenues as of June 30,
Gas Transportation:	June 30, 2004	December 31, 2003	2004	2003
MetroGas S.A.	16,515	16,411	85,537	86,728
Camuzzi Gas Pampeana S.A.	7,464	7,421	38,632	38,324
Gas Natural BAN S.A.	6,316	6,293	30,372	30,514
Petrobras Energía	3,525	2,841	12,631	12,816
Camuzzi Gas del Sur S.A.	1,762	1,622	8,607	8,451
Profertil	1,155	1,188	5,796	5,709
Repsol-YPF	887	1,131	5,413	5,062

The principal customers in the NGL production and commercialization segment are PBB Polisur S.A. (“Polisur”) and Petrobras International Finance Company (“Petrobras”). The amounts of trade receivables as of June 30, 2004 and December 31, 2003 and net revenues for these customers for the six-month period ended June 30, 2004 and  2003 are as follows:

	Trade receivables as of		Net revenues as of June 30,
NGL Production and Commercialization:	June 30, 2004	December 31, 2003	2004	2003
Petrobras	8,127	16,222	167,347 (1)	129,288 (1)
Polisur.	13,132	12,257	67,693 (1)	83,999 (1)

(1) It includes NGL sales made on account of third parties, from which TGS withholds charges for production and commercialization.

4.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the unaudited interim consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the period are as follows:

	At June 30,
	2004	2003
Cash and deposits in banks	4,494	10,581
Current investments, net	922,172	360,995
Current investments with original maturity longer than three months	(96)	(7,546)
Total	926,570	364,030

Non-cash transactions are as follows:

	At June 30,
	2004	2003
Supplier financing	3,482	9,915
Capitalization of exchange loss tax credits	-	(416,349)

5.

LOANS

As a consequence of the withdrawal of the Restructuring Proposal (described below) and the postponment of principal and interest payments,  both announced by TGS on May 14, 2003, its outstanding indebtedness is no longer classified according to its original maturities. A substantial portion of the Company’s indebtedness has been classified as current loans in TGS balance sheets as of June 30, 2004 and December 31, 2003 since, deriving from the financial agreements entered into between TGS and its creditors, such obligations might become callable.

Detailed information of TGS’s debt profile as of  June 30, 2004 and December 31, 2003 is as follows:

	June 30, 2004	December 31, 2003
Current Loans:
Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,124,787	1,062,871
1999 EMTN Program: Series 1 Floating rate notes due 2003, (current interest rate of 4.4%)	487,311	468,527
1999 EMTN Program: Series 2 Floating rate notes due 2003, (current interest rate of 10.38%)	500,347	472,559
2000 EMTN Program: Series 1 Floating rate notes due through 2006, (current interest rate of 3.33%)	641,305	618,837
1993 EMTN Program: Series 3 Floating rate notes due 2002, (current interest rate of 3.41%)	308,969	300,993
Leases (rates from 7.65% and 9.00%)	2,997	2,818
Other bank borrowings (average rate of 7.29%)	334,647	318,637
Total current loans	3,400,363	3,245,242

Non-current loans:
Leases (rates from 7.65% and 9.00%), due through 2008	6,475	7,548
Total non-current loans	6,475	7,548
Total loans	3,406,838	3,252,790

A description of the most significant financial agreements outstanding at June 30, 2004 is included below:

-

Debt issuances under Global Programs:

1993 EMTN Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium-Term Notes ("EMTN"), respectively) was approved (the “1993 EMTN Program”). The 1993 EMTN Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of the 1993 EMTN Program was increased to US$ 500 million. The 1993 EMTN Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under the 1993 EMTN Program as of June 30, 2004 consist of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, the Company paid accrued interest. Since that date, no principal or interest has been paid on the Series 3 Notes, which principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 EMTN Program:

The Shareholders’ Meeting held on February 17, 1999 ratified the authorization given at the Shareholders’ Meeting held on February 17, 1998 for the creation of a new US$ 500 million Global Program (the “1999 EMTN Program”), to replace the 1993 EMTN Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized the 1999 EMTN Program. The outstanding notes under the 1999 EMTN Program as of June 30, 2004 consist of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, at the Company’s choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. On the maturity date of the Series 1 Notes, the Company paid accrued interest and included the principal in the Restructuring Proposal, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. On April 15, 2003, the date of the maturity of the notes, the Company paid accrued interest and the principal was included in the Restructuring Proposal, as described below.

2000 EMTN Program:

The Shareholders’ Meeting held on February 22, 2000 approved the creation of a new Global Euro Medium-Term Note Program (the “2000 EMTN Program”) for the issuance of short and medium-term notes up to an aggregate outstanding amount of US$ 300 million, in order to replace the Global Program created in 1997. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under the 2000 EMTN Program as of June 30, 2004 is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the “OPIC Note”). Debt would be paid in five equal semi-annual installments with a 36-month grace period, whose first installment matured on April 24, 2004. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust. The class “A” notes are covered by an insurance provided by the Overseas Private Investment Corporation (“OPIC”) that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

The Company paid interest accrued until April 24, 2003. Since that date, no interest has been paid on the OPIC Note, which accrued and unpaid interest and the principal of the OPIC Note have been included in the Restructuring Proposal, as described below.

-

IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the “April IDB Loan Agreement”). The April IDB Loan Agreement matures in 12 years payable in fifteen equal semi-annual installments, with a five-year grace period that results in an eight and a half-year average life whose first maturity took place on May 15, 2004. The April IDB Loan Agreement is structured through an “A” loan disbursement of US$ 50 million which is funded by the IDB and a “B” loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the “November IDB Loan Agreement”). The November IDB Loan Agreement matures in eleven and a half years payable in fifteen equal semi-annual installments , with a four and a half-year grace period and an eight-year average life and whose first maturity took place on May 15, 2004. The November IDB Loan Agreement is structured through an “A” loan disbursement of US$ 25 million which is funded directly by the IDB and a “B” loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

The Company did not pay accrued interest on both loan agreements due on May 15, 2003. Both accrued and unpaid interest and principal were included in the Restructuring Proposal, as described below.

-

Other bank borrowings:

Other bank borrowings include credit lines granted by the Export Import Bank of the USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line.  As of June 30, 2004 and December 31, 2003, the current principal outstanding amounted to Ps. 24,250 and Ps. 23,580, respectively. The Company included unpaid principal and interest payments in the Restructuring Proposal, as described below.

-

Covenants:

The debt agreements described above included certain covenants, which as a result of the devaluation of the Argentine peso and the Company’s current financial condition, were breached and are proposed to be amended in the Restructuring Proposal described below.  Such covenants included, among others, the following:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

-

 TGS’s Global Debt Restructuring Proposal

On February 24, 2003, TGS initiated a restructuring proposal, which was aimed at restructuring substantially all of its outstanding indebtedness, amounting to approximately US$ 1,027 million (the “Restructuring Proposal”). The Restructuring Proposal was a consequence of the negative impact on TGS’s financial condition and results of operations caused by the significant changes in the Argentine economy in late 2001 and early 2002.  Such changes jeopardized TGS’s ability to generate cash required to service and pay its outstanding debt obligations.

The primary goals of the Restructuring Proposal are to eliminate the concentration of maturities over the short term, to amend and/or renegotiate certain covenants of the Company’s existing debt obligations, which were breached as discussed above, and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected future operating cash flow.

The Restructuring Proposal, would be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new feature introduced under the Argentine law in 2002, which permits the Company to implement a restructuring of its debt obligations with respect to all creditors included in the Restructuring Proposal if, among other requirements, creditors representing two-thirds of the agreement principal amount of such debt obligations agree to the terms of the Restructuring Proposal and such agreement is endorsed by a court.

Pursuant to the Restructuring Proposal, the Company called a note holders’ meeting held (on second call) on April 11, 2003 at which the Company sought the approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS´s debt. The Restructuring Proposal presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes under the 1993 EMTN Program, the outstanding principal amount of which is US$ 100 million.  The meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to lack of quorum.

Despite the consent received at the note holders’ meeting, the Company nonetheless failed to achieve the Requisite Majorities as required by Argentine Law in order to file the APE for endorsement. Therefore, on May 14, 2003 TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponement of principal and interest payments. If the Company does not agree to a restructuring with its creditors, certain long-term debt obligations, which have not otherwise previously matured may become due upon acceleration. Such an event will further deteriorate the Company´s financial condition. As a consequence of the withdrawal of the Restructuring Proposal, the Company has classified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheets as of June 30, 2004 and December 31, 2003. Additionally, the withdrawal of the proposal resulted in an accrual of default interest derived from TGS´s breach of the financial agreements entered with its creditors. As such default interests require a formal demand from the creditor to be due and payable and considering that this demand had not been made and that the restructuring proposal specifically contained clauses for the waiver of such interests, TGS Management considered the claim of default interests as a remote contingent liability and consequently they were not included in the Company´s financial statements presented for the fiscal year ended on

December 31, 2002. However, in light of the withdrawal of the restructuring proposal, the Company has recorded the mentioned interests since May 2003, which amount to Ps. 8,111 for the fiscal year ended as of December 31, 2002

At the date of issuance of these unaudited interim consolidated financial statements, the Company is still negotiating the Restructuring Proposal with its major creditors to achieve the restructuring of its indebtedness and align TGS’ debt service to its expected operating cash flow.

-

Derivative financial instruments:

Interest rate caps

As of June 30, 2004, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million OPIC Note issued under 2000 EMTN Program through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in the event that the level of such rate fluctuates between 5.25% and 8% annually. However, in the event that LIBOR at the beginning of any interest period is equal to or greater than 8%, the Company will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by the Company amounted to US$ 2.9 million. As of June 30, 2004 the fair value of the investments amounted to US$ 39 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was recorded as an intangible assets and until December 31, 2002 was amortized in line with the remaining term of the OPIC Note. During the year ended December 31, 2003, the mentioned agreements did not generate results due to the fact that the LIBOR remained below an annual rate of 5.25%. Based on the expected level of LIBOR the Company decided that the derivative was no longer effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense during the year 2003.  Such difference amounted to Ps. 3.4 million and was included within “Net Financial Results” line item in the consolidated statement of income.

Interest rate lock agreement

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as an intangible asset in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

6.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory  decree No. 1738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the privatization and could be adjusted, with prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these unaudited interim consolidated financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of the National Congress was set for the end of 2004.

In July 2004, the UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for -among other things-  a tariff increase of 10% effective as from 2005 and an overall tariff review as from 2007. As this proposal is not in line with the results of the meetings held with the UNIREN, TGS required to proceed with the renegotiation to reach an overall agreement by the end of the year (in line with what had been originally outlined by the UNIREN in the “Preliminary Renegotiation Guidelines”) and to conduct the process for the necessary approval of this agreement in the first semester of 2005.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau´s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

b)

PPI adjustment suspension

As from January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization- had turned out unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001, TGS recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the mentioned accrual. This does not mean that TGS waives the rights and the actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under the Law N° 25,561.

c)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

i)

  the net proceeds of a new competitive bidding.

7.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of June 30, 2004 the Company’s common stock that has been subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the

United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

8.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered the Company to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such judgment. In August 2003, the SCJ sustained GdE’s claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. At the date of issuance of these unaudited interim consolidated financial statements, the Company has recorded an accrual based on its own best estimates until the final assessment is prepared.

On January 14, 2004, TGS signed an agreement with ENARGAS, the Energy Bureau and UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert’s assessment. The Argentine Government will own such assets, and an agreement will be entered into to grant the right of use of the assets to TGS, that will have to operate and maintain such assets until expiration of the license. On July 29, 2004, the Executive Branch; through Decree No. 959/04, has ratified the agreement mentioned above.

b)

As of the date of issuance of these unaudited interim consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of June 30, 2004 the amount of such reimbursement (approximately Ps. 4.2 million) was recorded within “Other non-current receivables”. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS for the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, for the collection of stamp tax, according to the interpretation of such Provinces, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such Province formalized the claim through a liability assessment. The Company notified the Argentine Government of its position and filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, the Company filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interest and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, requesting the court to issue a judgement regarding the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to enjoin the Río Negro Province from attempting to collect the aforementioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested injunction.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (which includes its related interest as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interest and penalties. On April 17, 2001, the Company filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by the Company in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the Province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and enjoined the Neuquén Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. On June 7, 2004, the Provincial Executive Branch issued Decrees N° 1,133 and 1,134 which upheld the appeals filed by TGS in connection with the contracts transferred by GdE and the Technical Assistance Agreement,  making void the provincial Tax Bureau´s claims in those cases.

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of such Province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interest as of July 31, 2002). Such determination was appealed before such Bureau at the beginning of August 2002.  At the date of issuance of these unaudited interim consolidated financial statements no answer has been received in response to this appeal. In late August 2002, the Company filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and enjoined the La Pampa Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002). The Company made the respective discharge in July 2002 refuting the basis of such proceedings, and has not received at the date of issuance of these unaudited interim consolidated financial statements any reply from such Bureau. At the end of October 2002, the Company filed before the SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax.  In April 2003, the SCJ did not grant the injunction requested and consequently the Company asked the Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified the Company about a preliminary assessment, amounting to approximately Ps. 41 million (which includes its related interest as of December 31, 2000). In respect of this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these unaudited interim consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented in respect of the Río Negro Province’s claim. In March 2001, the SCJ granted the requested injunction and enjoined the Santa Cruz Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. In April 2004, the SCJ declared inadmissible the Province of Santa Cruz´s tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims filed by the Neuquén, Río Negro, La Pampa and Chubut Provinces, which are similar to the one filed by the Santa Cruz Province.

The Company’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company was forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. Accordingly, the Company has not recorded any liabilities in this connection.

With respect to the other assessments, the Company’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, the Company believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack merit because it considers taxes to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

9.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services. The Technical Assistance Agreement establishes that the technical operator will provide services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía with the same terms and scopes of the previous one. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2004 and December 31, 2003 is as follows:

	2004		2003
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	22	2,320	-	2,650
Petrobras Energía	5,144	5,709	4,707	7,414
Petrobras	8,127	-	16,222	-
LINK	170	-	167	-
TGU	233	-	77	-
EGS	2,108	4	-	297
Area Santa Cruz II UTE (1)	131	-	127	-
EG3 S.A.	287	-	381	-
Quintana y Otros U.T.E. (2)	318	-	631	-
Refinor S.A.	590	-	820	-
Oldeval S.A.	56	-	17	-
WEB S.A.	631	-	304	-
Petrolera Santa Fe S.A.	-	754	-	192
Total	17,817	8,787	23,453	10,553

(1)

As of June 30, 2004 and December 31, 2003, Petrobras Energía had 100% of this joint venture.

(2)

As of June 30, 2004 and December 31, 2003, Petrobras Energía had 71% of this joint venture.

The detail of significant transactions with related parties for the six-month periods ended June 30, 2004 and 2003 is as follows:

	Revenues
Company	Gas Transportation	NGL production and commercialization and other services	Gas Purchase	Salaries and wages	Compensation for technical assistance	Revenue for administrative Services
EPCA	-	-	-	2,206	16,408	42
CIESA	-	-	-	-	-	61
Petrobras Energía	12,631	20,627	4,079	-	-	-
Petrobras	-	167,347	-	-	-	-
LINK	-	418	-	-	-	-
TGU	-	698	-	-	-	-
EG3 S.A.	24	821	-	-	-	-
Petrolera Santa Fe S.A.	118	-	699	-	-	-
EGS	-	2,823	-	-	-	-
Refinor S.A.	-	1,110	-	-	-	-
Quintana y otros U.T.E. (1)	1,554	-	-	-	-	-
Oldeval S.A.	90	-	-	-	-	-
WEB S.A.	1,241	-	-	-	-	-
Área Santa Cruz II U.T.E. (2)	-	637	-	-	-	-
Total 2004	15,658	194,481	4,778	2,206	16,408	103
Total 2003	14,939	160,123	-	389	15,659	103

(1) As of June 30, 2004 and 2003, Petrobras Energía had 71% of this joint venture.

(2) As of June 30, 2004 and 2003, Petrobras Energía had 100% of this joint venture.

10. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU (formerly Isonil):

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A in the Uruguayan pipeline tranche.

On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered with the Uruguayan National Board of Trade.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated.  The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline which will connect TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

#

EXHIBIT B

INTANGIBLE ASSETS, NET

		2004										2003
		Original cost				Amortization						
								Expense for the period				
Deferred charges		Beginning of the year	Additions	Decreases	End of the period	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	46,283	-	5,174 (3)	(4)	51,457	15,517	25,813
Settlement costs of hedges of anticipated transactions	(2)	24,375	-	-	24,375	13,334	-	1,429 (5)	(4)	14,763	9,612	12,470
Global Programs and notes issuances costs		32,949	6,139	-	39,088	13,288	-	1,887 (5)	(4)	15,175	23,913	18,230
License acquisition costs		1,173	-	-	1,173	-	-	117 (3)	(4)	117	1,056	-
Total 2004		125,471	6,139	-	131,610	72,905	-	8,607		81,512	50,098	
Total 2003		176,158	5,701	61,011	120,848	110,536	57,526	11,325		64,335		56,513

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately 26,647.
(2) See Note 5.
(3) Included in "Operating costs". See Exhibit H.
(4) See Note 2.j).
(5) Included in "Financial expenses". See Exhibit H.

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

EXHIBIT C

NON CURRENT INVESTMENTS

	6/30/2004											12/31/2003
	Description of securities				Issuer information							
						Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income (loss) for the period	Shareholder's equity	% of Common Stock	Book value
Gas Link S.A.	$1	5,880	3,315	549 (1)	Pipeline´s construction and operation services	03/31/04	6,683 (2)	1,225	13,314	49.00	767 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	169 (3)	Maintenance	03/31/04	28	(14)	293	49.00	179 (3)
Emprendimientos de Gas del Sur S.A.	$1	5,880	6	(4) (4)	Pipeline´s construction and operation services	03/31/04	12	(1)	(8)	49.00	(3) (4)
				714							943

(1) Includes the elimination of intercompany profits. See note 2.g)
(2) Includes irrevocable capital contribution for 6,657 against future shares issuance.
(3) Includes the proportional participation in the "Currency translation adjustement" of the financial statements of the company.
(4) Disclosed in "Other Liabilities".

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

EXHIBIT D

CURRENT INVESTMENTS

	06/30/04	12/31/2003
CURRENT INVESTMENTS		
Government bonds in local currency	96	96
Government bonds in foreign currency (1)	-	3,519
Mutual funds in local currency	44,702	46,765
Bank account paid in foreign currency	-	6,566
Mutual funds in foreign currency	877,374	607,203
Total current investments	922,172	664,149

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 4 million plus accrued interests net of valuation allowance amounting to 8,294 as of December 31, 2003.

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

EXHIBIT F

	2004	2003
Inventories at the beginning of the year	5,454	6,771
Inflation adjustment	-	(50)
Natural gas purchases (1)	64,532	62,728
Operating costs (Exhibit H)	161,804	159,238
Inventories at the end of the period (1)	(4,977)	(5,047)
Cost of sales	226,813	223,640

(1) Includes natural gas used in the NGL production.

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

EXHIBIT G

FOREIGN CURRENCY ASSETS AND LIABILITIES

	06/30/04				12/31/2003		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	285	2.918 (1)	832	US$	325	936
Investments, net	US$	300,677	2.918 (1)	877,374	US$	214,336	617,288
Trade receivables, net	US$	11,238	2.918 (1)	32,793	US$	12,855	37,022
Other receivables	US$	2,810	2.918 (1)	8,199	US$	7,376	21,243
	XEU	-	3.5492 (1)	-	XEU	8	29
				919,198			676,518
NON CURRENT ASSETS							
Trade receivables	US$	9,231	2.918 (1)	26,936	US$	9,565	27,547
Other receivables	US$	2,767	2.918 (1)	8,074	US$	64	184
Property, plant and equipment, net							
Advance to suppliers	US$	319	2.918 (1)	931	US$	947	2,727
	XEU	44	3.5492 (1)	156	-	-	-
				36,097			30,458
				955,295			706,976
CURRENT LIABILITIES							
Accounts payable	US$	3,336	2.958 (2)	9,868	US$	4,540	13,302
	XEU	56	3.5981 (2)	201	XEU	18	66
Loans	US$	1,137,677	2.958 (2)	3,365,249	US$	1,096,749	3,213,475
Other liabilities	US$	238	2.958 (2)	704	US$	238	697
				3,376,022			3,227,540
NON CURRENT LIABILITIES							
Accounts payable	US$	3,892	2.958 (2)	11,514	US$	1,200	3,516
Loans	US$	2,149	2.958 (2)	6,357	US$	2,490	7,296
				17,871			10,812
				3,393,893			3,238,352

(1) Buying exchange rate as of June 30, 2004.
(2) Selling exchange rate as of June 30, 2004.

US$: United States of America dollars
XEU: Euros

Eduardo Ojea Quintana
Vicepresident
Interim Board of Directors´ President

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have reviewed the accompanying  consolidated balance sheet of Transportadora de Gas del Sur S.A. at June 30, 2004, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the six-month periods ended on June 30, 2004 and 2003. These interim financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with standards established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

1.

As indicated in Notes 2.c and 2.h, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores (“CNV”). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina. In addition, as indicated in Note 2.b, the Company has applied the disclosure criterion established by the CNV regarding related party transactions. This criterion differs from the requirements established by generally accepted accounting principles in Argentina.

2.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 6., mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Management is in the process of renegotiating certain terms of the License with the National Government.

3.

As indicated in Note 5., the effects of the devaluation of the Argentine peso on the Company’s foreign currency financial debt as well as the circumstances mentioned in the preceding paragraph have resulted in the Company’s non-compliance with (i) principal and interest payments on its financial obligations, and (ii) certain covenants that the Company had agreed to observe. The mentioned events of default entitle the financial creditors, after obtaining certain majorities, to demand immediate payment of all outstanding balances as if those obligations were past due and claimable. The Company is carrying out negotiations with its main creditors to restructure its financial debt, so as to realign its cash requirements and other clauses derived from its financial commitments to the new economic and regulatory context in which it operates.

#

4.

Management has prepared projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation process mentioned in paragraphs 4 and 5. We are not in a position to anticipate whether the premises used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets exceeds their respective net carrying values.

5.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in paragraphs 4. and 5. raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

6.

Based on our review and on our examination of the consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, on which we issued our report dated February 11, 2004, containing an exception due to the departure from professional accounting standards as explained in paragraph 3. above and, subject to the effect on the consolidated financial statements of possible adjustments and reclassifications that might be required as a result of the resolution of the situations described in points 4. to 7. of this report, we report that:

a)

with the exception of the matters described in paragraphs 3. to 7. we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in Argentina.

b)

the information included for comparative purposes as of December 31, 2003 derive from the audited consolidated financial statements of Transportadora de Gas del Sur S.A. at such date.

1.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, except for the departure referred to in paragraph 3. above, which differ from accounting principles generally accepted in other countries, including the United States of America.

August 5, 2004

Autonomous City of Buenos Aires

PRICE WATERHOUSE & CO. By (Partner)

          Hector A. Lopez

Footnotes

#